

12061291

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-17230

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ladenburg Thalmann & Co. Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane Chillemi (631) 270-1607
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP

(Name - *if individual, state last, first, middle name)*

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Diane Chillemi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ladenburg Thalmann & Co. Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

Signature

Chief Executive Officer

Title


JESSICA DELAREZA
Notary Public - State of Florida
My Comm. Expires Nov 27, 2015
Commission # EE 148431

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


EISNERAMPER
ACCOUNTANTS & ADVISORS

LADENBURG THALMANN & CO. INC.

(a wholly-owned subsidiary of
Ladenburg Thalmann Financial Services Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011


EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Ladenburg Thalmann & Co. Inc.
New York, New York

We have audited the accompanying statement of financial condition of Ladenburg Thalmann & Co. Inc. (the "Company"), a wholly owned subsidiary of Ladenburg Thalmann Financial Services Inc., as of December 31, 2011, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Ladenburg Thalmann & Co. Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 24, 2012

LADENBURG THALMANN & CO. INC.

Statement of Financial Condition
(dollars in thousands, except for share and per share data)
December 31, 2011

ASSETS	
Cash and cash equivalents	$ 542
Securities owned, at fair value	1,820
Due from clearing broker	9,150
Due from other broker-dealers	513
Accounts receivable, net	390
Due from affiliates, net	753
Furniture, equipment and leasehold improvements, net	1,462
Restricted assets	100
Intangible assets, net of accumulated amortization of $1,243	1,139
Goodwill	301
Other assets	1,550
	$ 17,720
LIABILITIES	
Securities sold, but not yet purchased, at fair value	$ 57
Accrued compensation	3,653
Accrued expenses and other liabilities	1,900
Deferred rent	2,178
	7,788
STOCKHOLDER'S EQUITY	
Common stock, $.01 par value; 1,000 shares authorized; 560 shares issued and outstanding	0
Capital in excess of par value	68,936
Accumulated deficit	(59,004)
	9,932
	$ 17,720

See notes to statement of financial condition

NOTE A - DESCRIPTION OF BUSINESS

Ladenburg Thalmann & Co. Inc. (the "Company") is a full service broker-dealer that has been a member of the New York Stock Exchange ("NYSE") since 1879. The Company clears its customers' transactions through a correspondent clearing broker on a fully disclosed basis. Broker-dealer activities include principal and agency trading and investment banking. The Company provides its services principally for middle market and emerging growth companies and high net worth individuals through a coordinated effort among corporate finance, capital markets, brokerage and trading professionals. The Company is subject to regulation by, among others, the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority ("FINRA"), and Municipal Securities Rulemaking Board ("MSRB").

The Company is a subsidiary of Ladenburg Thalmann Financial Services Inc. ("Parent" or "LTS"), whose stock trades on the NYSE Amex under the symbol LTS.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[2] Cash equivalents:

The Company considers all highly liquid financial instruments with an original maturity of three months or less to be cash equivalents.

[3] Intangible assets:

Intangible assets are being amortized over their estimated useful lives generally on a straight-line basis. Intangible assets subject to amortization are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company assesses the recoverability of its intangible assets by determining whether the unamortized balance can be recovered over the assets' remaining life through undiscounted forecasted cash flows. If undiscounted forecasted cash flows indicate that the unamortized amounts will not be recovered, an adjustment will be made to reduce such amounts to fair value based on forecasted future cash flows discounted at a rate commensurate with the risk associated with achieving such cash flows. Future cash flows are based on trends of historical performance and the Company's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

[4] Goodwill:

Goodwill is not subject to amortization and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. As the Company has only one reporting unit, the impairment test consists of a comparison of the fair value of the Company with the carrying amount of its net assets, including goodwill. Fair value is typically based upon estimated future cash flows discounted at a rate commensurate with the risk involved or market based comparables. If the carrying amount of the Company's net assets exceeds the fair value of the Company then an analysis will be performed to compare the implied fair value of goodwill with the carrying amount of goodwill. An impairment loss will be recognized in an amount equal to the excess of the carrying amount over the implied fair value. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis. The annual impairment test, performed on December 31, 2011, did not indicate any impairment of goodwill. There was no change in the carrying amount of goodwill during 2011.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[5] Furniture, equipment and leasehold improvements:

Furniture, equipment and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Depreciation is provided by the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the lease term.

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. When assets are considered to be impaired, the impairment to be recognized is measured by the amount which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

NOTE C - SECURITIES

Securities owned and securities sold, but not yet purchased are recorded at fair value. Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices in active markets, which are directly or indirectly observable for the asset or liability.

Level 3 - Unobservable inputs for the asset or liability where there is little or no market data, which requires the reporting entity to develop its own assumptions.

NOTE C - SECURITIES (CONTINUED)

Securities are carried at fair value and classified as follows:

	Country	Fair Value	Level 1	Level 2
Securities owned:				
Common stock	United States	$ 815	$ 134	$ 681
Warrants	United States	1,005		1,005
Total		$ 1,820	$ 134	$ 1,686
Securities sold, but not yet purchased:				
Common stock	United States	$ 57	$ 0	$ 57

Warrants are carried at a discount to fair value as determined by using the Black-Scholes option pricing model due to illiquidity. This model takes into account the underlying securities' current market value, the market volatility of the underlying securities, the term of the warrants, exercise price, and risk-free rate of return.

Common stock may be received as compensation for investment banking services. These securities are restricted and may be freely traded only upon the effectiveness of a registration statement covering them or upon the satisfaction of the requirements of Rule 144, including the requisite holding period. Restricted common stock is classified as Level 2 securities.

As of December 31, 2011, approximately $481 and $57 of securities owned and securities sold, but not yet purchased, respectively, were deposited with the Company's clearing broker. Under the clearing agreement with such clearing broker, the securities may be sold or hypothecated by such clearing broker.

NOTE D - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to compute its net capital under the alternative method allowed by the rules. At December 31, 2011, the Company had net capital of approximately $5,573 which exceeded its minimum capital requirement of $250 by $5,323.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through its correspondent broker on a fully disclosed basis.

NOTE E - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Components of furniture, equipment and leasehold improvements included in the statement of financial condition at December 31, 2011 were as follows:

Computer equipment	$ 1,624
Furniture and fixtures	837
Leasehold improvements	2,923
Other	1,439
Total cost	6,823
Less accumulated depreciation and amortization	(5,361)
	$ 1,462

NOTE F - INTANGIBLE ASSETS

Acquired intangible assets, all of which are being amortized, consists of the following at December 31, 2011:

	Estimated Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer Accounts	6-10	$ 1,378	$ 669	$ 709
Lease	6.4	1,004	574	430
		$ 2,382	$ 1,243	$ 1,139

NOTE G - COMMITMENTS AND CONTINGENCIES

[1] Operating leases:

The Company is obligated under several noncancelable lease agreements for office space, expiring in various years through June 2015. Certain leases have provisions for escalation based on specified increases in costs incurred by the landlord. The Company is a sublessor to third parties for a portion of its office space. The subleases expire at various periods through 2015. Minimum lease payments, net of lease abatement and exclusive of escalation charges, and sublease rentals are as follows:

Year Ending December 31,	Lease Commitments	Sublease Rentals	Net
2012	$ 5,786	$ 4,756	$ 1,030
2013	5,777	4,818	959
2014	5,427	4,818	609
2015	2,177	2,012	165
	$ 19,167	$ 16,404	$ 2,763

Deferred rent of approximately $2,178 at December 31, 2011 represents lease incentives related to the value of improvements financed by the landlord together with the difference between rent payable calculated over the life of the leases on a straight-line basis (net of lease incentives), and rent payable on a cash basis.

[2] Litigation and regulatory matters:

In May 2003, a suit was filed in the U.S. District Court for the Southern District of New York (the "Court") by Sedona Corporation against the Company, former employees of the Company and a number of other firms and individuals. The plaintiff alleged, among other things, that certain defendants (not the Company) purchased convertible securities from the plaintiff and then allegedly manipulated the market to obtain an increased number of shares from the conversion of those securities. The Company acted as placement agent and not as principal in those transactions. The plaintiff's original complaint alleged that the Company and the other defendants violated federal securities laws and various state laws. In August 2005, the Company's motion to dismiss was granted in part and denied in part. On May 27, 2009, the Court granted in part and denied in part motions to dismiss the Second Amended Complaint, and granted the plaintiff leave to replead. On July 9, 2009, the plaintiff filed its Third Amended Complaint, which contains no claims under the federal securities laws, leaving only common law claims; the plaintiff seeks compensatory damages from the defendants of at least $660,000 and punitive damages of $400,000. On September 15, 2011, the Company's motion to dismiss the Third Amended Complaint was granted in part and denied in

NOTE G - COMMITMENTS AND CONTINGENCIES (CONTINUED)

[2] Litigation and regulatory matters: (continued)

part. The Company believes the plaintiff's claims are without merit and intends to vigorously defend against them.

In July 2004, a suit was filed in the U.S. District Court for the Eastern District of Arkansas by Pet Quarters, Inc. against the Company, a former employee of the Company and a number of other firms and individuals. The plaintiff alleged that the Company and the other defendants violated federal securities laws and various state laws. In April 2006, the Company's motion to dismiss was granted in part and denied in part. In February 2012, the parties entered into a settlement agreement resolving all claims against the Company and the related settlement which was not material, was accrued in accompanying financial statement for the year ended December 31, 2011.

In July 2008, a suit was filed in the Circuit Court for the 17th Judicial Circuit, Broward County, Florida, by BankAtlantic and BankAtlantic Bancorp, Inc. against the Company and a former research analyst. The plaintiffs alleged, among other things, that research reports issued by the defendants were false and defamatory, and that the defendants were liable for defamation per se and negligence; the amount of the alleged damages was unspecified. In February 2010, the plaintiffs entered into a settlement agreement resolving all claims against the Company. On July 1, 2010, the plaintiffs and the former research analyst voluntarily dismissed the remaining claims with prejudice. In November 2010, the former research analyst initiated an arbitration proceeding against the Company, its Parent, and two directors of the Parent for, among other things, indemnification and breach of contract, seeking reimbursement of expenses and other purported damages incurred in defending the suit. On August 26, 2011, the arbitration panel dismissed the claims against all respondents other than the Company. The Company believes that the claims are without merit and intends to vigorously defend against them.

In December 2011, a purported class action suit was filed in the U.S. District Court for the Southern District of Florida against Friendfinder Networks, Inc. ("Friendfinder"), various individuals, as well as the Company and another broker-dealer as underwriters for the May 11, 2011 initial public offering of Friendfinder common stock. The complaint alleges, among other things, that the registration statement for the initial public offering contained untrue statements of material fact and omitted facts necessary to make the statements not misleading, and that the Company is liable under Sections 11 and 12(a)(2) of the Securities Act. The complaint seeks unspecified damages. The Company believes that the claims are without merit and intends to vigorously defend against them.

In December 2011, a purported class action suit was filed in the U.S. District Court for the Western District of Washington against HQ Sustainable Maritime Industries, Inc. ("HQS"), various individuals, as well as the Company and another broker-dealer as underwriters for 2009 and 2010 offerings of HQS common stock. The complaint alleges, among other things, that the registration statements for the offerings contained untrue statements of material fact and omitted facts necessary to make the statements not misleading, and that the Company is liable under Sections 11 and 12(a)(2) of the Securities Act. The complaint seeks unspecified damages. The Company believes that the claims are without merit and intends to vigorously defend against them.

In the ordinary course of business, the Company is a defendant in other litigation and arbitration proceedings and may be subject to unasserted claims or arbitrations primarily in connection with its activities as a securities broker-dealer and participation in public underwritings. Where the Company believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated, the Company has provided a liability. Such liability amounted to approximately $145 at December 31, 2011 (included in accrued expenses and other liabilities).

NOTE G - COMMITMENTS AND CONTINGENCIES (CONTINUED)

[2] Litigation and regulatory matters: (continued)

With respect to other pending matters, including the litigation referred to in the preceding paragraphs, the Company is unable to estimate a range of possible loss; however, in the opinion of management, after consultation with counsel, the ultimate resolution of these matters should not have a material adverse effect on the Company's financial position, results of operations or liquidity.

NOTE H - INCOME TAXES

The Company files consolidated federal and certain combined state and local income tax returns with its Parent. For financial reporting purposes, the Company determines its income tax provision on a separate company basis.

Deferred tax benefits or expense are recognized on the temporary differences between the tax basis and book basis of the Company's assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. At December 31, 2011, the Company had deferred tax assets of approximately $12,500 which are primarily attributable to net operating loss carryforwards and accruals which are not currently deductible. A valuation allowance has been established to offset such amount, as the Company has concluded that it is more likely that not that the tax benefits will not be realized.

At December 31, 2011, the Company's share of the net operating loss carryforwards, which expire in various years from 2015 through 2031, are approximately $25,000.

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken, which resulted in no unrecognized tax benefits as of December 31, 2011.

The Company's tax year ended on September 30, and tax years 2008 through 2011 remain open to examination for most taxing authorities.

NOTE I - BENEFIT PLANS

The Company has a 401(k) retirement plan (the "401(k) Plan"), which allows eligible employees to invest a percentage of their pretax compensation, limited to the statutory maximum. The 401(k) Plan also allows the Company to make matching and/or discretionary contributions.

NOTE J - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's transactions are cleared by another securities broker-dealer under a clearing agreement. Although the Company primarily clears its transactions through other securities broker-dealers, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

In the normal course of its business, the Company may enter into transactions in financial instruments with off-balance-sheet risk. These financial instruments consist of financial futures contracts, written equity index option contracts and securities sold, but not yet purchased. At December 31, 2011, the Company was not a party to futures contracts or written equity index option contracts.

At December 31, 2011, the amount due from clearing broker reflected in the statement of financial condition is due from one clearing broker, a large financial institution.

NOTE K - STOCK COMPENSATION PLANS

The Company is a participant in LTS' Amended and Restated 1999 Performance Equity Plan (the "1999 Option Plan") and the 2009 Incentive Compensation Plan (the "2009 Option Plan") that provide for the granting of options and other awards to purchase LTS' common stock to certain directors, employees and consultants, at its discretion.

The option plans each provide for the granting of up to 25,000,000 awards with an annual limit on grants to any individual of 1,500,000. Awards under the option plans include stock options, stock appreciation rights, restricted stock, deferred stock, stock reload options and/or other stock-based awards. Dividends, if any, are not paid on unexercised stock options. The option plans are administered by the compensation committee of the Board of Directors of LTS. Stock options granted under the option plans may be incentive stock options or non-qualified stock options. An incentive stock option may be granted only through August 27, 2019 under the 2009 Option Plan and May 27, 2009 under the 1999 Option Plan and may only be exercised within ten years of the date of grant (or five years in the case of an incentive stock option granted to an optionee, who at the time of the grant, possesses more than 10% of the total combined voting power of all classes of stock of LTS ("10% Shareholder")).

The exercise price of both incentive and non-qualified options may not be less than 100% of the fair market value of LTS' common stock on date of grant; provided, however, that the exercise price of an incentive stock option granted to a 10% Shareholder shall not be less than 110% of the fair market value of LTS' common stock. As of December 31, 2011, LTS had 12,253,506 options available to grant under the 2009 Option Plan and 648,154 non-qualified options available to grant under the 1999 Option Plan.

NOTE K - STOCK COMPENSATION PLANS (CONTINUED)

Stock option activity related to options granted by LTS to the Company's employees under the 1999 Option Plan and related information for the year ended December 31, 2011 is provided below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2010	5,675,240	$ 1.22		
Granted during 2011	170,000	1.28		
Forfeited or expired during 2011	(80,000)	1.80		
Exercised during 2011	(584,772)	0.85		
Outstanding at December 31, 2011	5,180,468	1.25	5.23	6,427
Vested or expected to vest	5,125,847	1.26	5.20	6,354
Options exercisable, December 31, 2011	4,028,843	1.27	4.49	4,941

Stock option activity related to options granted by LTS to the Company's employees under the 2009 Option Plan and related information for the year ended December 31, 2011 was as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2010	535,000	$ 0.95		
Granted during 2011	1,027,499	1.27		
Outstanding at December 31, 2011	1,562,499	1.16	8.82	2,066
Vested or expected to vest	1,490,692	1.15	8.81	1,977
Options exercisable, December 31, 2011	193,750	0.99	8.37	289

NOTE K - STOCK COMPENSATION PLANS (CONTINUED)

A summary of the status of options granted outside the 1999 and 2009 Option Plans at December 31, 2011, all of which are vested and exercisable, are presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2010 and 2011	1,475,000	$ 1.05	4.70	2,109

LTS' Qualified Employee Stock Purchase Plan (the "Plan") permits employees of LTS and its subsidiaries to acquire up to 10,000,000 shares of LTS' common stock. All full-time employees may use a portion of their salary to acquire shares of LTS' common stock at the end of each option period at a discount of up to 5% below the market price of LTS' common stock on such date. Option periods are three months long and commence on January 1, April 1, July 1, and October 1 of each year and end on March 31, June 30, September 30 and December 31 of each year. The Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. During 2011, 44,029 shares of LTS' common stock were issued to employees under the Plan, at prices ranging from $1.09 to $2.36 per share, for an aggregate purchase price of approximately $62.

NOTE L - RELATED PARTY TRANSACTIONS

In 2007, the Company entered into a lease with an affiliated entity which expires in January 2012 and which provides for minimum annual payments of $481. The Company has a service agreement with LTS.